Exhibit 99.2

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

FOR THE three months ended March 31, 2026 and 2025

(In thousands, except per share data)

		Three months ended March 31,
	Notes	2026	2025
Digital assets sales	4	$51,812,747	$80,236,157
Cost of digital assets derecognized	5	(51,792,742)	(80,209,641)
Other revenues	6	57,482	20,304
Change in fair value of digital assets held, net	7	(559,584)	(246,762)
Net spread related income and change in fair value of perpetual futures on the Exchange		35	(3,702)
Change in fair value of investment in financial assets	14	(92,373)	(71,810)
Administrative expenses	8	(48,280)	(47,186)
Other expenses	9	(45,530)	(15,063)
Finance expense	10	(14,088)	(10,240)
Change in fair value of derivatives		69,197	—
Change in fair value of financial liability at FVTPL		8,500	(900)
Income/(loss) before income tax		$(604,636)	$(348,843)
Income tax benefit/(expense)	11	(226)	(221)
Net income/(loss)		$(604,862)	$(348,622)

Attributable to:
Owners of the Group		(581,713)	(343,994)
Non-controlling interests		(23,149)	(4,628)
Net income/(loss)		$(604,862)	$(348,622)

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments		(26,636)	(99,903)
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk		14,250	6,050
		$(12,386)	$(93,853)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations		(302)	543

Total comprehensive income/(loss)		$(617,550)	$(441,932)

Attributable to:
Owners of the Group		(593,903)	(436,318)
Non-controlling interests		(23,647)	(5,614)
Total comprehensive income/(loss)		$(617,550)	$(441,932)

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	23	151,146	113,215
Diluted	23	151,146	113,215
Earnings/(Loss) per share
Basic	23	$(3.85)	$(3.04)
Diluted	23	$(3.85)	$(3.04)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF March 31, 2026 AND December 31, 2025

(In thousands)

	Notes	March 31, 2026	December 31, 2025

ASSETS
Non-current assets
Goodwill		$62,682	$63,062
Other intangible assets		30,535	31,104
Property and equipment and right-of-use assets		26,465	28,369
Deferred tax assets		2,995	2,865
Other assets	15	17,662	21,311
Restricted cash	16	5,840	5,727
Total non-current assets		$146,179	$152,438

Current assets
Digital assets held - inventories	12	$142,698	$206,178
Digital assets held - intangible assets	12	1,298,611	1,537,071
Digital assets held - financial assets	12	863,306	1,037,915
Loan and other receivables - digital assets	13	395,684	446,481
Derivative financial instruments	20	6,298	—
Investments in financial assets	14	266,640	404,144
Other assets	15	55,945	47,502
Customer segregated cash		55,640	20,044
Restricted cash	16	17,003	16,839
Cash and cash equivalents	17	76,052	87,892
Total current assets		$3,177,877	$3,804,066

Total assets		$3,324,056	$3,956,504

LIABILITIES
Non-current liabilities
Borrowings from related parties	24	$482,850	$505,600
Convertible redeemable preference shares		—	—
Digital assets loan payable	19	4,885	5,267
Lease liabilities		12,817	14,378
Deferred tax liabilities		18	18
Other payables	18	—	3,000
Total non-current liabilities		$500,570	$528,263

Current liabilities
Customer segregated cash liabilities		$55,640	$20,044
Borrowings		—	49,982
Digital assets loan payable	19	334	334
Lease liabilities		6,213	5,524
Other payables	18	58,092	54,028
Total current liabilities		$120,279	$129,912

Total liabilities		$620,849	$658,175

Net assets		$2,703,207	$3,298,329

EQUITY
Share capital and share premium		$5,119,254	$5,110,063
Option premium on convertible redeemable preference shares		—	—
Reserves		390,214	774,224
Accumulated deficit		(2,860,139)	(2,668,100)
Total shareholders' equity attributable to the owners of the Group		$2,649,329	$3,216,187

Non-controlling interests		53,878	82,142

Total equity		$2,703,207	$3,298,329

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FOR THE three months ended March 31, 2026 and 2025

(In thousands)

				Reserves
			Option
			premium on		Revaluation			Total equity
			convertible	Share-	reserves for			attributable
			redeemable	based	digital assets			to the	Non-
	Share	Share	preference	payment	held as	Other	Accumulated	owners of	controlling	Total
	capital	premium	shares	reserves	investments	reserves	deficit	the Group	interests	equity
As of January 1, 2025	$226	$3,821,311	$18,399	$69,852	$731,838	$57,107	$(2,309,053)	$2,389,680	$10,979	$2,400,659
Net income/(loss)	—	—	—	—	—	—	(343,994)	(343,994)	(4,628)	(348,622)
Other comprehensive income/(loss) for the period	—	—	—	3	(98,891)	6,565	—	(92,323)	(987)	(93,310)
Total comprehensive income for the year/period	—	—	—	3	(98,891)	6,565	(343,994)	(436,317)	(5,615)	(441,932)
Issuance of shares, including exercise of stock options	—	—	—	—	—	—	—	—	—	—
Equity settled share-based payments	—	—	—	5,133	—	—	—	5,133	—	5,133
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(51,347)	—	51,347	—	—	—
As of March 31, 2025	$226	$3,821,311	$18,399	$74,988	$581,600	$63,672	$(2,601,700)	$1,958,496	$5,364	$1,963,860

As of January 1, 2026	$301	$5,109,762	$—	$70,339	$650,288	$53,597	$(2,668,100)	$3,216,187	$82,142	$3,298,329
Net income	—	—	—	—	—	—	(581,713)	(581,713)	(23,149)	(604,862)
Other comprehensive income/(loss) for the period	—	—	—	—	(25,621)	13,431	—	(12,190)	(498)	(12,688)
Total comprehensive income/(loss)	—	—	—	—	(25,621)	13,431	(581,713)	(593,903)	(23,647)	(617,550)
Issuance of shares, including exercise of stock options	1	9,190	—	(7,842)	—	—	—	1,349	—	1,349
Trading Rewards Program Warrants Issued	—	—	—	15,476	—	—	—	15,476	—	15,476
Change in non-controlling interest in BMC1	—	—	—	—	16,342	129	(11,854)	4,617	(4,617)	—
Equity settled share-based payments	—	—	—	5,603	—	—	—	5,603	—	5,603
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(401,528)	—	401,528	—	—	—
As of March 31, 2026	$302	$5,118,952	$—	$83,576	$239,481	$67,157	$(2,860,139)	$2,649,329	$53,878	$2,703,207

BULLISH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE three months ended March 31, 2026 and 2025

(In thousands)

		Three months ended
		March 31,
	Notes	2026	2025
Cash flows from operating activities
Net loss		$(604,862)	$(348,622)
Adjustments for:
Interest income	6	(5,686)	(2,632)
Debt interest expense	10	13,777	9,987
Lease interest expense	10	311	253
Net foreign exchange loss		—	(262)
Share-based payments expenses		5,603	5,133
Depreciation of property and equipment and right-of-use assets	9	1,670	1,498
Amortization of other intangible assets	9	557	616
Impairment of right-of-use asset	9	591	—
Loss from revaluation of digital assets and other investments in financial assets at FVTPL, net		226,419	176,484
Change in fair value of financial liability at FVTPL		(8,482)	900
Impairment losses of digital assets		359,209	142,088
Operating cash flows before changes in operating assets and liabilities		(10,893)	(14,557)
Decrease/(increase) in other assets		(21,737)	1,184
Increase in deferred tax assets		(130)	(268)
Decrease in digital assets held - inventories		6,005	282,844
Decrease/(increase) in digital assets held - intangible assets		—	—
(Increase) in digital assets held - financial assets		(307,298)	(264,599)
Decrease/(increase) in digital assets held - loan receivable		391,604	(3,123)
(Decrease) in other payables		(4,292)	(7,438)
Increase in customer segregated cash liabilities		35,596	216
Increase/(decrease) in digital assets held - customer segregated inventories		—	—
Increase/(decrease) in customer segregated liabilities - digital assets		—	—
Increase in deferred tax liabilities		1	10
Interest received		2,067	2,152

Net cash provided by/(used in) operating activities		$90,923	$(3,579)

Cash flows from investing activities
Purchase of digital assets for liquidation reserve		$—	$—
Receivable for loans made via margin lending services		—	—
Cash paid for business combinations		—	—
Cash acquired from business combinations		—	—
Purchase of investment in financial assets		(6,449)	(1,275)
Proceeds on investment in financial assets		—	—
Cash received from investment in derivative financial instruments		—	—
Cash paid for investment in derivative financial instruments		—	—
Purchase of property and equipment		(412)	(196)
Proceeds on disposal of property and equipment		20	—
Purchase of digital assets held - intangible assets		(907)	(41,491)
Proceeds on disposal of digital assets held - intangible assets		4,345	30,448
Prepayment on intangible assets		—	—

Net cash used in investing activities		$(3,403)	$(12,514)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		1,349	—
Dividends paid		—	—
Interest paid		(13,777)	(10,240)
Proceeds from loans		—	74,300
Repayment of loans		(50,000)	(49,300)
Repayment on lease liabilities		(1,126)	(1,331)

Net cash provided by/(used in) financing activities		$(63,554)	$13,429

Net increase/(decrease) in cash and cash equivalents, customer segregated cash and restricted cash		23,966	(2,664)
Cash and cash equivalents, customer segregated cash and restricted cash at beginning of the period		$130,502	55,783
Effects of exchange rate changes on cash and cash equivalents, customer segregated cash and restricted cash		$67	(231)
Cash and cash equivalents, customer segregated cash and restricted cash at end of the period		$154,535	$52,888

Cash and cash equivalents, customer segregated cash and restricted cash consisted of the following:
Customer segregated cash		55,640	6,598
Restricted cash	16	22,843	17,990
Cash and cash equivalents	17	76,052	28,300
Total cash and cash equivalents, customer segregated cash and restricted cash		$154,535	$52,888

Supplemental schedule of non-cash investing and financing activities
Recognition of right-of-use assets against lease liabilities		—	2,715
Purchase of digital assets held - intangible assets		(3,395,970)	(12,147,047)
Proceeds on disposal of digital assets held - intangible assets		3,420,100	11,818,045
Digital asset loan receivables made, net		(514,856)	32,472
Digital asset pledged as collateral made, net		98,452	84,137
Interest Received in Digital Assets		962	—
Purchase of investment in financial assets via USDC		—	(10,116)
Prepayment on intangible assets made, net		(7,366)	—
Non-cash purchase of investment		(6,770)	—
Non-cash proceeds of sales of investments		120,840	—
Interest paid in digital assets		(4,683)	—
Proceeds from borrowings via digital assets		966,841	676,959
Repayment from borrowings via digital assets		(962,963)	(672,758)
Proceeds from digital assets loan payable via digital assets		154,928	84,554
Repayments from digital assets loan payable via digital assets		(154,224)	(34,896)
Proceeds from issuance of Ordinary shares		—	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1  General information

Bullish (the “Company”) is an exempted company incorporated and domiciled in the Cayman Islands. The Company and its subsidiaries are collectively referred to as the “Group.” Our Common Stock, par value $0.002 per share (“common stock”), has been listed on the New York Stock Exchange under the ticker symbol “BLSH” since August 2025.

These unaudited condensed consolidated interim financial statements (the “interim financial statements”) are as of March 31, 2026 and for the three months ended March 31, 2026 and 2025. Comparative balance sheet information is as of December 31, 2025.

The principal activity of the Group is providing infrastructure and information services. This includes the operations of its subsidiary, Bullish (GI) Limited, which operates a digital asset trading platform (the "Exchange") and CoinDesk Inc. ("CoinDesk") which provides digital asset media and information services.

The interim financial statements are presented in U.S. dollars, which is the functional currency of the Group.

The Group operates as a single operating and reportable segment. The Chief Executive Officer (“CEO”) serves as the Chief Operating Decision Maker (“CODM”) and reviews financial information on a consolidated basis for purposes of resource allocation and performance assessment.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2  Summary of principal accounting policies

2.1	Compliance with IFRS

The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information or footnote disclosures, normally included in annual financial statements prepared in accordance with IFRS, have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

These interim financial Statements, in the opinion of management, reflect all normal and recurring adjustments necessary to fairly present our financial position, operating results and cash flows for the periods presented. All material intercompany transactions and balances have been eliminated in consolidation.

Interim results are not necessarily indicative of results expected for any other interim period or a full fiscal year.

These interim financial statements should be read in conjunction with the Group’s audited consolidated financial statements and the notes included in our annual report on Form 20-F for the year ended December 2025.

2.2	Basis of preparation and accounting policies

The accounting policies have been consistently applied to the current and prior periods presented, as are the methods of computation unless otherwise stated.

2.3	New standards and amendments not yet effective

The Group has evaluated the new standards and amendments disclosed in the annual financial statements that are effective for the current period and determined that they are not applicable to these interim financial statements. The Group is in the process of reviewing the effects of applying the new standards and amendments disclosed in the annual financial statements that are not yet effective.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3  Critical accounting judgments and key sources of estimation uncertainty

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates.

The significant judgments and key sources of estimation uncertainty applied are consistent with those described in the Group’s audited consolidated financial statements for the year ended December 31, 2025.

4  Digital assets sales

The following tables summarize the disaggregation of Digital assets sales by venue for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
On the Exchange	$51,812,747	$79,932,294
On other venues(i)	—	303,863
Total Digital asset sales	$51,812,747	$80,236,157

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4  Digital assets sales—(continued)

Below is the table of Digital assets sales on the Exchange disaggregated by major geography, based on domicile of the customers, accounting for 10% or more of total Digital assets sales on the Exchange (in thousands):

	Three months ended March 31,
	2026	2025
United Kingdom	$16,206,077	$25,685,960
United Arab Emirates	11,155,749	*
Cayman Islands	10,731,831	2,128,129
Singapore	*	12,019,194
British Virgin Islands	*	18,309,865
Cyprus	*	8,112,789
Rest of the World	13,719,090	13,676,357
Total Digital asset sales	$51,812,747	$79,932,294

* Digital asset sales attributable to the geography during the period did not exceed the 10% threshold.

Below are the tables of Digital assets sales on the Exchange disaggregated by major customers accounting for 10% or more of total Digital assets sales on the Exchange (in thousands):

	Three months ended March 31,
	2026	2025
Customer A	*	11,270,806
Customer B	13,026,209	23,077,454
Customer C	*	8,079,531
Customer D	10,670,100	*

* Digital asset sales attributable to the customer during the period did not exceed the 10% threshold.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5  Cost of digital assets derecognized

The following table presents the Cost of digital assets derecognized by venue for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
On the Exchange	$51,792,742	$79,905,816
On other venues(i)	-	303,825
Total Cost of digital assets derecognized	$51,792,742	$80,209,641

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

6  Other revenues

The following table presents Other revenues by category for the three months ended March 31, 2026 and 2025 (in thousands).

	Three months ended March 31,
	2026	2025
Transaction fee income(i)	$2,712	$563
Subscription and services revenue(ii)	54,770	19,741
Total Other revenues(iii)	$57,482	$20,304

(i)	For the three months ended March 31, 2026 and 2025, the Exchange recorded Transaction fee income from peer-to-peer spot trades of $0.4 million and $0.5 million, respectively.

(ii)	Includes interest income of $5.5 million and $2.6 million for the three months ended March 31, 2026 and 2025, respectively.

(iii)

Includes interest income and other income from non-customers of $21.4 million and $2.7 million for the three months ended March 31, 2026 and 2025, respectively. For the three months ended March 31, 2026, $5.5 million relates to interest income (see footnote (ii)), with the remaining $15.9 million representing other income from noncustomers. For the three months ended March 31, 2025, $2.6 million relates to interest income (see footnote (ii)), with the remaining $0.1 million representing other income from noncustomers.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7  Change in fair value of digital assets held, net

The following table presents the components of the Change in fair value of digital assets held, net for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
Change in fair value of digital asset inventories, arising from purchase of digital assets on the Exchange	$15,265	$18,688
Change in fair value of digital asset inventories and financial assets, net of change in fair value of the payable to customers	(150,924)	(115,267)
Change in fair value of loan and other receivables - digital assets	(73,235)	(21,400)
Change in fair value of digital asset loan payable	280	13,305
Impairment losses of digital asset held - intangible assets	(350,970)	(142,088)
Total Change in fair value of digital assets held, net	$(559,584)	$(246,762)

8  Administrative expenses

The following table presents the components of Administrative expenses for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
Compensation and benefits	$38,253	$35,602
Legal and professional fees	10,027	11,584
Related party service fees	—	—
Total Administrative expenses	$48,280	$47,186

9  Other expenses

The following table presents the components of Other expenses for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
Information technology and software expenses	$5,713	$4,547
Production expenses	3,727	3,005
Depreciation of property and equipment and right-of-use assets	1,670	1,498
Advertisement and promotion expenses	2,056	1,874
Amortization of intangible assets	557	616
Custody fees	413	576
Other share-based payment expenses	15,438	—
Impairment of right-of-use assets	591	—
Digital asset impairment	8,239	—
Other	7,126	2,947
Total Other expenses	$45,530	$15,063

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10  Finance expense

The following table presents the components of Finance expense for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
Loan interest expense	$13,777	$9,987
Lease interest expense	311	253
Total Finance expense	$14,088	$10,240

Loan interest expense for the three months ended March 31, 2026 and 2025, include expenses related to borrowing arrangements detailed in the annual financial statements.

11  Income tax benefit (expense)

The following table presents the components of Income tax benefit (expense) for the three months ended March 31, 2026 and 2025 (in thousands):

	Three months ended March 31,
	2026	2025
Current income tax expense	$355	$(46)
Deferred income tax benefit	(129)	267
Total Income tax (benefit) expense	$226	$221

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12  Digital assets held

The table below presents the breakdown of Digital assets held - financial assets by venue (in thousands):

	March 31,	December 31,
	2026	2025
Digital financial assets held on the Exchange wallets	$135,230	$84,993
Digital financial assets held on the non-Exchange wallets	728,076	952,922
Total Digital assets held - financial assets	$863,306	$1,037,915

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12  Digital assets held—(continued)

The table below presents the implied units and carrying amount of digital assets, denominated in units and US dollars, for Digital assets held - inventories, Digital assets - intangible assets, and Digital assets - financial assets (in thousands):

	March 31,		December 31,
	2026		2025
	Units	Fair Value	Units	Fair Value
BTC(i)	19.83	$1,320,524	18.03	$1,598,225
ETH(i)	10.80	22,127	12.52	37,410
Stablecoins(ii)		689,791		1,056,666
Others(iii)		272,173		88,863
Total Digital assets held - inventories, intangible assets, and financial assets		$2,304,615		$2,781,164

(i)

BTC and ETH balances presented include tokens that are wrapped such as cbBTC (11,748 units valued at $782.3 million as of March 31, 2026 and 8,177.4 units valued at $725.8 million as of December 31, 2025), wBTC (201.3 units valued at $13.4 million as of March 31, 2026, 226.8 units valued at $20.1 million as of December 31, 2025) and weETH (153.4 units valued at $0.3 million as of March 31, 2026, 160.6 units valued at $0.5 million as of December 31, 2025).

(ii)

Stablecoins are a digital asset intended to maintain a stable value by tracking a reference asset, such as USD, typically on a one-to-one basis. As of March 31, 2026 individual assets that comprise greater than 5% of the balance include USDC ($310.3 million), USDG ($159.0 million), and RLUSD ($31.6 million). As of December 31, 2025, individual assets that comprise greater than 5% of the balance include USDC ($464.9 million), USDG ($204.3 million), and PYUSD ($161.1 million). No other stablecoins represent greater than 5% of the total balance.

(iii)	Any digital asset that individually represents less than 5% of the digital asset balance presented is grouped together as Others.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13  Loan and other receivables - digital assets

The following table presents Loan and other receivables - digital assets by type of underlying digital asset provided, denominated in units and US dollars, as of March 31, 2026 and December 31, 2025 (in thousands). Amounts totaling less than 5% of the outstanding balance are aggregated in the Others line:

	March 31,		December 31,
	2026		2025
	Units	Fair Value	Units	Fair Value
BTC	1.59	$105,626	1.90	$168,630
ETH	2.79	5,616	1.96	5,843
USDC		150,933		132,775
USD		114,292		—
Others		11,450		9,128
Total Digital assets - credit line facility and other lending arrangements		$387,917		$316,376

BTC	0.01	$871	0.01	$792
ETH	1.27	2,601	0.57	1,699
USDC		2,812		12,008
SOL		1,482		—
Others		1		281
Total Digital assets - margin lending services		$7,767		$14,780

BTC	—	$—	1.30	$115,325
Total Digital assets - pledged as collateral		$—		$115,325

BTC	1.60	$106,497	3.21	$284,747
ETH	4.06	8,217	2.53	7,542
USDC		153,745		144,783
USD		114,292		—
SOL		1,482		—
Others		11,451		9,409
Total Loan and other receivables - digital assets		$395,684		$446,481

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14  Investments in financial assets

The table below presents the fair value of Investments in financial assets by investment type (in thousands):

	March 31,	December 31,
	2026	2025
BTC funds	$144,102	$186,067
Grayscale CoinDesk Crypto 5 ETF	70,341	93,184
CoinDesk 20	5,461	87,802
Other Investments in financial assets	29,639	12,408
Other digital assets funds	17,097	24,683
Total Investments in financial assets	$266,640	$404,144

For the three months ended March 31, 2026, the Group held digital assets exchange-traded funds and private funds valued at $237.0 million (December 31, 2025: $379.4 million) as well as equity investments valued at $29.6 million (December 31, 2025: $24.7 million).

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15  Other assets

The table below presents the components of non-current and current Other assets (in thousands):

	March 31,	December 31,
	2026	2025
Non-current assets
Deposits	$1,175	$1,180
Other receivables	406	323
Finance lease receivables	391	739
Prepayments	7,450	16,252
Deferred trading rewards program costs	8,240	2,817
Total Other assets (non-current)	$17,662	$21,311

Current assets
Accounts receivable	$21,450	$24,625
Finance lease receivables	347	110
Prepayments	18,128	18,943
Other receivables	12,425	3,824
Deferred trading rewards program costs	3,595	—
Total Other assets (current)	$55,945	$47,502

As of March 31, 2026 and December 31, 2025 the carrying values of current Other assets approximated their fair values.

16  Restricted cash

As of March 31, 2026, current Restricted cash primarily related to deposits for insurance policies of $17.0 million (December 31, 2025: $16.8 million) and non-current Restricted cash primarily related to guarantees for lease agreements of $5.8 million (December 31, 2025: $5.7 million).

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17  Cash and cash equivalents

The table below presents the components of Cash and cash equivalents (in thousands):

	March 31,	December 31,
	2026	2025
Cash at banks	$70,865	$80,159
Cash on the Exchange at banks	5,178	7,626
Cash held in brokers	9	107
Total Cash and cash equivalents	$76,052	$87,892

As of March 31, 2026 and December 31, 2025, the carrying values of Cash and cash equivalents approximated their fair values.

18  Other payables

The table below presents the components of Other payables (in thousands):

	March 31,	December 31,
	2026	2025
Trading rewards program liability	$—	$3,000
Total Other payables (non-current)	$—	$3,000

Accrued compensation and benefits	$7,259	$20,363
Accrued expenses	14,868	10,569
Deferred income	11,771	10,557
Loan interest payable to the related party(i)	8,574	8,764
Amounts due to related parties(i)	1,091	807
Other payables	14,529	2,968
Total Other payables	$58,092	$54,028

(i)	For additional details regarding transactions with related parties see Note 24.

As of March 31, 2026 and December 31, 2025, the carrying values of Other payables approximated their fair values.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19  Digital assets loan payable

The table below presents the components of Digital assets loan payable (in thousands):

	March 31,	December 31,
	2026	2025
Unsecured borrowing at FVTPL
As of end of March 31,	$4,885	$5,267

Secured borrowing at FVTPL
As of end of March 31,	$334	$334

Digital assets loan payable (non-current)	$4,885	$5,267
Digital assets loan payable (current)	$334	$334

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20  Derivative financial instruments

The table below presents details regarding Derivative financial instruments (in thousands):

	March 31,	December 31,
	2026	2025
Derivative financial instruments (assets)
Digital currency perpetual contracts - carrying amount	$6,298	$—
Derivative financial instruments (liabilities)
Digital currency perpetual contracts - carrying amount	—	—
Total notional amount
Digital currency perpetual contracts	$117,475	$140,522

The notional amount of Derivative financial instruments primarily represents the perpetual futures contracts that the Group offers to eligible customers on the Exchange. Derivative financial instruments are held as trading derivatives that are not designated in hedge accounting relationship.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21  Fair Value of Financial Instruments

The Group's accounting policies and valuation methodologies for fair value measurements are consistent with those described in the annual financial statements. There have been no changes to the Group's fair value measurement methodologies during the three months ended March 31, 2026.

Assets and Liabilities Measured at Fair Value

The following table presents the Group's assets and liabilities measured at fair value as of March 31, 2026 and December 31, 2025 (in thousands):

	Level 1	Level 2	Level 3	Total
As of March 31, 2026
Assets
Investments in financial assets	$217,172	$12,587	$36,881	$266,640
Digital assets held — inventories	142,698	-	-	142,698
Digital assets held — intangible assets	1,298,611	-	-	1,298,611
Digital assets held — financial assets	758,772	104,534	-	863,306
Loan and other receivables — digital assets	-	395,684	-	395,684
Total assets	$2,417,253	$512,805	$36,881	$2,966,939

Liabilities
Borrowings from related parties	$-	$-	$482,850	$482,850
Digital assets loan payable	-	-	5,219	5,219
Total liabilities	$-	$-	$488,069	$488,069

	Level 1	Level 2	Level 3	Total
As of December 31, 2025
Assets
Investments in financial assets	$358,184	$17,275	$28,685	$404,144
Digital assets held — inventories	206,178	-	-	206,178
Digital assets held — intangible assets	1,537,071	-	-	1,537,071
Digital assets held — financial assets	1,037,915	-	-	1,037,915
Loan and other receivables — digital assets	-	446,481	-	446,481
Total assets	$3,139,348	$463,756	$28,685	$3,631,789

Liabilities
Borrowings from related parties	$-	$-	$505,600	$505,600
Digital assets loan payable	-	-	5,601	5,601
Total liabilities	$-	$-	$511,201	$511,201

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period in which they occur, and reflect changes in the availability of observable market data or, for Level 3 instruments, changes in the financial information and other factors considered by management.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21  Fair Value of Financial Instruments—(continued)

Level 3 Financial Instruments

The Group holds certain financial instruments classified as Level 3 under IFRS 13 Fair Value Measurement, for which fair value is estimated by management based on available financial information and other relevant factors, consistent with the methodology described in the Group's annual financial statements on Form 20-F. Activity for Level 3 instruments, including purchases, sales, issuances, settlements, transfers, and realized and unrealized gains and losses, was not material for the three months ended March 31, 2026 and 2025.

Unrealized gains (losses) included in earnings for the three months ended March 31, 2026 and 2025, attributable to Level 3 instruments still held at period end, were not material.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22  Share-based payments

On July 31, 2025, the Company’s Board of Directors approved a reverse stock split of the Company’s Class A common shares, Class B preference shares, and Class C common shares on a 1-for-2 basis (the “Reverse Split”) which became effective on August 1, 2025. All share and per-share amounts, including comparative periods, have been adjusted to reflect the reverse stock split on a retrospective basis. Refer to the annual financial statements for further details on the Reverse Split.

For a description of the Group's share-based payment arrangements, refer to Note 29 of the Group's annual consolidated financial statements for the year ended December 31, 2025. The tables below present share-based award activity for the three months ended March 31, 2026 and the comparative period presented.

The table below present details of the Trading Rewards Program ("TRP") warrants activity during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Outstanding at beginning of period	$369,853	$—
Granted during the period	585,851	—
Outstanding at end of period	$955,704	$—

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

22  Share-based payments—(continued)

Options

The tables below present details of the options activity during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026		2025
		Weighted		Weighted
		average		average
	Options	exercise price	Options	exercise price
Outstanding at beginning of period	5,845,207	$18.10	4,944,061	$16.09
Granted during the period	1,123,927	$27.45	1,061,696	$24.54
Forfeited during the period	(91,680)	$20.55	(87,699)	$15.91
Exercised during the period	(243,669)	$14.67	—	$—
Outstanding at the end of period	6,633,785	$19.75	5,918,058	$17.61
Exercisable at the end of period	3,195,593	$18.08	—

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

RSUs

The tables below present details of the RSU activity during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Outstanding at beginning of the period	193,148	200,046
Granted during the period	—	—
Forfeited during the period	—	—
Released during the period	(160,037)	—
Outstanding at end of the period	33,111	200,046

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

23  Earnings/(loss) per share

For the three months ended March 31, 2026 and 2025, the weighted average number of ordinary shares outstanding used in the calculation of basic earnings per share was 151,146,279 and 113,214,765, respectively. For the three months ended March 31, 2026 and 2025, the weighted average number of ordinary shares outstanding used in the calculation of diluted earnings per share was 151,146,279 and 113,214,765.

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

24  Related party transactions

The table below presents related party transactions entered into during the period (in thousands):

	For the three months ended March 31,
	2026	2025
Other expenses
Services fees charged to a related party	$—	$(241)

Finance expense
Loan interest expenses charged by related parties	$8,574	$8,574

The table below presents outstanding balances arising from the above transactions as of March 31, 2026, and December 31, 2025 (in thousands).

	March 31,	December 31,
	2026	2025
Other payables
Amounts due to related parties	$1,091	$807
Loan interest expense payable to related parties	8,574	8,764

Borrowings from the Related Party
Amounts due to related parties	482,850	505,600

BULLISH

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

25 Subsequent events

The Group has evaluated subsequent events through May 14, 2026, the date the condensed consolidated financial statements were available for issuance.

Acquisition of Equiniti

On May 4, 2026, subsequent to the quarter ended March 31, 2026, Bullish entered into a definitive agreement to acquire Equiniti, a global transfer agent and provider of shareholder services, from affiliates of Siris Capital Group, in a transaction valued at approximately $4.2 billion. The transaction is expected to close in the first quarter of 2027, subject to regulatory approvals and customary closing conditions. This transaction does not affect the financial statements for the quarter ended March 31, 2026. For additional details, refer to Bullish's Report on Form 6-K furnished to the Securities and Exchange Commission on May 5, 2026.